                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No.   4  )*
                                            -----


                                 Xyvision, Inc.
                                 --------------
                                (Name of Issuer)

                          Common Stock, $.03 Par Value
                          ----------------------------
                         (Title of Class of Securities)

                                  984180-10-9
                                  -----------
                                 (CUSIP Number)

                            Robert L. Birnbaum, Esq.
   Foley, Hoag & Eliot, One Post Office Sq., Boston, MA 02109 (617) 832-1000
   -------------------------------------------------------------------------
(Name, address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 June 28, 1996
                                 -------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

- -------------------------                          --------------------------
CUSIP No.     984180-10-9                          Page    2    of    4 Pages
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- -------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
           Tudor Trust
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           ###-##-####
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  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [_]
                                                                       (b)  [X]
- -------------------------------------------------------------------------------
  3      SEC USE ONLY
- -------------------------------------------------------------------------------
  4      SOURCE OF FUNDS*

           PF
- -------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) 94 2(E)                                     [_]
- -------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S. (California)
- -------------------------------------------------------------------------------
                      7       SOLE VOTING POWER

                                      15,148,958 shares
      number of     -----------------------------------------------------------
       shares          8      SHARED VOTING POWER
    beneficially
      owned by                        None.
        each        -----------------------------------------------------------
      reporting        9      SOLE DISPOSITIVE POWER
       person
        with                          15,148,958  shares
                    -----------------------------------------------------------
                      10      SHARED DISPOSITIVE POWER

                                      None.
- -------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON

           15,148,958 shares
- -------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    [_]

- -------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           66.7%
- -------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON*

           Trust
- --------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

   Item 1.  Security And Issuer

        This statement relates to the common stock of Xyvision, Inc., 101 Edgewater Drive, Wakefield, Massachusetts 01880-1291.

   Item 2.  Identity And Background

        The person filing this statement is a trust formed under the laws of
   California: Tudor Trust u/t/d August 11, 1986 (the "Trust"), 450 North Roxbury Drive, Beverly Hills, California 90210. The grantor, sole trustee, and sole current beneficiary of the Trust is Jeffrey L. Neuman, a private investor with the same business address. Mr. Neuman is a U.S. citizen. Neither the Trust nor Mr. Neuman has been convicted in any proceeding of the character identified in Item 2(d) nor been a party to a civil proceeding of the character described in Item 2(e).

   Item 3.  Source And Amount Of Funds Or Other Consideration

        The source of funds for the transaction described herein is funds of the Trust contributed to it by Mr. Neuman from his personal funds.

   Item 4.  Purpose Of Transaction

        The purpose of the transaction described herein is investment. Neither the Trust nor Mr. Neuman has plans or proposals that would relate to or result in any of the changes or actions described in paragraphs (a)-(j) of
   Item 4.

   Item 5.  Interest In Securities Of The Issuer

         The Trust owns beneficially 15,148,958 shares of the common stock of the issuer (including 11,782,500 shares purchasable upon exercise of stock purchase warrants that are currently exercisable and 117,458 shares into which the Trust's Series B Preferred Stock is convertible), representing 66.7% of the 22,724,017 shares (including 11,782,500 shares purchasable by the Trust upon exercise of such warrants and 117,458 shares into which the Trust's Series B Preferred Stock is convertible) of the issuer's common stock that was issued and outstanding at the close of business on December 31, 1995.

        Mr. Neuman as trustee of the Trust has sole voting power with respect to all shares owned by the Trust.

   Item 6. Contracts, Arrangements, Understandings Or Relationships With Respect To Securities Of The Issuer

        The Trust and Mr. Neuman have no contracts, arrangements, understandings or relationships (legal or otherwise) between themselves or with other persons, other than the relationship of Mr. Neuman to the Trust resulting from his being its grantor, sole trustee, and sole current beneficiary.

   Item 7.  Material To Be Filed As Exhibits

        None.

   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

             July 10, 1996
             ----------------------------------
             (Date)

             TUDOR TRUST


             By:  /s/ Jeffrey L. Neuman
                -------------------------------
                Jeffrey L. Neuman as Trustee of
                  Tudor Trust u/t/d August 11,
                  1986 and not individually